





IBM

PRESS RELEASE

May 12, 2003

Wolters Kluwer Education and IBM work together to develop e-learning offerings

Wolters Kluwer Education, Europe's largest educational publisher, and IBM, the world's leading provider of e-learning services and technologies, announced today that they are working together to provide e-learning solutions to schools in the United Kingdom and the Netherlands. The companies will leverage their strengths in content, technology and services to deliver e-learning products for schools – both teachers and students. This initiative is seen by both companies as a pilot for collaboration in the development of e-learning services for schools in the United Kingdom, the Netherlands and other European countries.

Wolters Kluwer Education and IBM are working together to respond to the demand from customers in the education sector for complete e-learning solutions. A shortage of teachers, changing teaching methods and new structures in education are creating a demand for integrated content and tools. Blended learning schemes (traditional classroom, print, CD-ROM, distance and online learning) are being developed to enable teachers and students to improve and personalize the teaching-learning experience.

Wolters Kluwer Education and IBM have initiated two e-learning projects, which will come to fruition in 2003. Wolters-Noordhoff, a Wolters Kluwer Education company in the Netherlands, will offer '*I-Modules*' which will form part of the new Mix Media Methods (blended learning schemes) for all Dutch Secondary education subjects. I-Modules will eventually offer 850,000 students the opportunity to access interactive online content. IBM will host this content through its e-Business hosting services.

Moorhouse Black, a Wolters Kluwer Education company based in the United Kingdom, part of Nelson Thornes, delivers distance learning using video conferencing to schools across the country. From September 2003 onwards, this service will include a virtual learning environment, developed in collaboration with IBM, to facilitate communication between tutors and students, and to support the delivery of online course material. IBM will again host the service through its e-Business hosting service in addition to providing its Lotus collaborative and learning technology.

Wolters Kluwer Education's market research – undertaken in the Netherlands and the United Kingdom – has indicated that these offerings will address the needs of both teachers and students. As a Director of a large Secondary School in the Netherlands commented: "This is exactly the solution we were waiting for!" Market research has shown that over 90% of the surveyed Secondary Education teachers intend to work with the new I-modules. The I-module is recognized by a majority of the teachers as attractive to students. The teachers are also highly appreciative of the usability of the sites.





PRESS RELEASE

May 9, 2003

Wolters Kluwer sells Public International Law and Human Rights programme to Koninklijke Brill nv

Wolters Kluwer and Koninklijke Brill reached an agreement on the sale of the Kluwer Law International publishing lists in the fields of Public International Law and Human Rights. Details on the sale price will not be disclosed.

Kluwer Law International, a Wolters Kluwer subsidiary with its headquarters in The Hague (the Netherlands) and activities in Europe and the United States, focuses predominantly on international legal and tax information targeted towards practitioners. The decision to divest the publishing activities in the fields of Public International Law, Human Rights and related subject areas, follows the recent integration of Kluwer Law International with Aspen Publishers, a subsidiary of Legal, Tax & Business North America.

The publications in Public International Law and Human Rights are amongst the world's market leaders and are highly esteemed by librarians, researchers and authors alike. The programme consists of over 1650 book titles, 17 journals and 5 loose leave publications. The programme includes well-known academic authors and some famed statesmen, institutions and politicians. The publication programme has approximately EUR 4 million annual revenues. The two key publishers related to the programme will transfer to Brill.

Note for the editor

About Wolters Kluwer

Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)